5501 S. Broadband Lane / Sioux Falls, SD 57108 Phone: 605.361.4347 / Fax: 605.338.0596 www.metacash.com

March 31, 2009

David Irving

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:	Meta Financial Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
File No. 0-22140

Dear Mr. Irving:

In response to your letter of March 19, 2009 requesting further information regarding the above referenced filings, Meta Financial Group, Inc. (the “Company”) provides the following responses:

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8.  Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4.  Securities

SEC Comment:

1.     We note significant unrealized losses related to your trust preferred securities at September 30, 2008.  We have the following comments:

•      please provide us a full detailed analysis of these securities’ impairment as of September 30, 2008 and December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.  We may have further comment based on your response; and

•      please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Company Response:

The Company’s management reviews the status and potential impairment of the trust preferred securities on a monthly basis.  In its review, management discusses duration of unrealized losses and reviews credit rating changes.  Other factors considered are:  that the risk of loss is minimized and easier to determine due to single-issuer, rather than pooled, nature of the securities, the first five Banks listed in the following tables have all received TARP funds and are therefore in a much stronger capital position than they were previously, and there have been no payment deferrals or defaults to-date.

The following tables show the components of the Company’s trust preferred security portfolio at September 30, 2008 and December 31, 2008.

NOTE X: TRUST PREFERRED SECURITIES

At September 30, 2008

Issuer(1)	Book Value	Fair Value	Unrealized Gain (Loss)	Credit Rating
	(Dollars in Thousands)
Key Corp. Capital I	$4,979	$3,333	$(1,646)	BBB
Huntington Capital Trust II SE	4,967	1,833	(3,134)	BBB-
Bank Boston Capital Trust IV (2)	4,958	4,116	(842)	A
Bank America Capital III	4,945	3,719	(1,226)	A
PNC Capital Trust	4,945	4,223	(722)	A-
Cascade Capital Trust I 144A (3)	500	425	(75)
CNB Invt Tr II Exchangeable Pfd Ser B (3)	500	525	25
Total	$25,794	$18,174	$(7,620)

(1) Trust preferred securities are single-issuance. There are no known deferrals, defaults or excess subordination.

(2) Bank Boston now known as Bank of America.

(3) Securities not rated.

NOTE X: TRUST PREFERRED SECURITIES

At December 31, 2008

Issuer(1)	Book Value	Fair Value	Unrealized Gain (Loss)	Credit Rating
	(Dollars in Thousands)
Key Corp. Capital I	$4,979	$3,005	$(1,974)	BBB
Huntington Capital Trust II SE	4,968	1,354	(3,614)	BBB-
Bank Boston Capital Trust IV (2)	4,959	2,767	(2,192)	A-
Bank America Capital III	4,945	2,651	(2,294)	A-
PNC Capital Trust	4,947	4,395	(552)	BBB+
Cascade Capital Trust I 144A (3)	500	425	(75)
CNB Invt Tr II Exchangeable Pfd Ser B (3)	500	525	25
Total	$25,798	$15,122	$(10,676)

(1) Trust preferred securities are single-issuance. There are no known deferrals, defaults or excess subordination.

(2) Bank Boston now known as Bank of America.

(3) Securities not rated.

In response to the Commission’s comments, the Company will, in future filings, enhance management’s disclosure of trust preferred securities holdings.

Exhibits 31.1 & 31.2

SEC Comment:

2.  We note that you omitted paragraphs 4-5 from your certifications filed in exhibits 31.1 and 31.2.  Please file an amendment to revise your certifications in exhibits 31.1 and 31.2 to include the exact language set forth in Item 6(b)(31)(i) of Regulation S-K.

Company Response:

The Company did not include paragraphs four and five in the Section 302 certifications because no amendments were made or required to be made to the Form 10-K pursuant to Items 307 or 308 of Regulation S-K.   In that respect, the SEC’s Division of Corporate Finance Comliance and Disclosure Interpretations with respect to Section 161. Rule 13a-14 provides, in pertinent part, as follows:

Section 161. Rule 13a-14

Question 161.01

Question: May the principal executive officer and principal financial officer of an issuer omit certain paragraphs from the certifications required by Rules 13a-14(a) and 15d-14(a) when the issuer is filing an amendment to a periodic report?

Answer:

...If the amendment does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K (or the equivalent disclosure requirement in Form 20-F or 40-F), and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment. Paragraphs 1 and 2 may not be omitted under any circumstances. [September 30, 2008]

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filing, and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also realizes it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is happy to provide any additional information which the Commission may deem necessary to complete its review of the Company’s filing.

Sincerely,

/s/ J. Tyler Haahr
J. Tyler Haahr
President and Chief Executive Officer